UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of June, 2003


                              Koor Industries Ltd.
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                 (Translation of registrant's name into English)


                  21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  June 18, 2003

Description                                                             Exhibit

A.   Translation  from Hebrew to English of an Immediate  Report           A
     (the "Report"),  which was served on the Israeli Securities
     Authority, The Tel-Aviv  Stock  Exchange Ltd. and the
     Registrar of Companies, on June 17, 2003, Koor Industries
     Ltd. published a notice regarding the convening of a Special General Meeting of the Shareholders of the Company.